

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

Via E-mail
Mr. William Delahunte
CEO, President, Secretary/Treasurer, Director
Cascade Springs Ltd.
1155 E. Twain Ave., Suite 108
Las Vegas, NV 89169

> **Re:** **Cascade Springs Ltd.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2011**
> **File No. 333-174872**

Dear Mr. Delahunte:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2. We note your status as a Nevada corporation with only the option to explore two properties that you disclose most likely do not contain a commercially viable mineral deposit. As such, explain to us in necessary detail each of the following items:
    - who prepared the registration statement;
    - what basis or source(s) the preparer relied upon in drafting the prospectus;

- who created the business plan which is described;
- how Messrs. Delahunte and Gano first came to be affiliated with Cascade Springs; and
- whether Messrs. Delahunte and Gano or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

3.   As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true and with a view toward disclosure, confirm to us that Mr. Delahunte did not agree to purchase Cascade Spring's shares or serve as an officer or director of Cascade Springs at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

4.   Given the unusual facts and circumstances set forth in the prospectus, explain how and when Mr. Delahunte developed an interest in owning and managing a mining enterprise.

5.   If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:
- Messrs. Delahunte and Gano;
- named legal counsel;
- your geologist;
- those responsible for Mr. Delahunte's connection with Cascade Springs; and
- any others who participated in the preparation of the prospectus disclosure.

6.   If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Prospectus Summary, page 3

Description of Business, page 3

7.   We note your statement on page 9 that "There is little possibility that a commercially
viable mineral deposit exists on the Montana de Oro Claims or the May claims." As
these are your only two mineral claims, please revise this section to discuss the reason
you have decided to enter into the business of the acquisition and exploration of mining
properties. Specifically, if there is little possibility that a commercially viable mineral
deposit exists, discuss the reasons you are pursuing exploration of these and similar
claims and what you hope to gain from such activities.

8.   Please revise to disclose that you are an exploration stage company that has not realized
any revenues to date, and also disclose your accumulated net loss as of the date of this
prospectus.

Manner of Sale, page 3

9.   We note your statement that "The shares of our Common Stock may be sold from time to
time by the Selling Stockholders … at prices determined from time to time by the Selling
Stockholders." Please revise to state that the shares may be sold by Selling Stockholders
at a fixed price of $0.05 per share until your Common Stock is quoted on the OTC
Bulletin Board.

Risk Factors, page 4

We will need additional financing to expand our business plan, page 4

10.   You disclose that you will require additional financing to initiate and sustain your
business operations. Please revise this risk factor to disclose your exploration costs, as
well as your employee compensation and administrative costs as a public company,
which you will need to raise in order to implement your business plan over the next 12
months. In this regard, we note your disclosure under "Plan of Operations for the Next
Twelve Months" on page 18 that your total expenditures over the next twelve months are
expected to approximate $125,000.

We have no proven reserves, page 4

11.   Please explain the significance of South Mountain, as this is the only time this is
mentioned in your filing.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan, page 5

12.   Please disclose the percentage of his time that your COO Todd Gano devotes to your business.

Description of Business, page 8

General, page 8

13.   You state your geologist is "Advanced Geologic Exploration, Inc." However, the consent you included as Exhibit 23.3 to your Form S-1 indicates your geologist to be "Charles P. Watson." Additionally, the geologic report referenced in your disclosure does not appear to correspond to either of the geologic reports referenced in Exhibit 23.3. Please clarify for us who you engaged as your geologist, and ensure all related disclosures and report references are consistent in future amendments.

Properties, page 9

14.   You disclose that in September 2010 you retained Advanced Geologic Exploration, Inc. to stake the mineral rights in the Montana de Oro Claim at a cost of $8,000. However, this presentation appears contradicted by disclosure on Advanced Geologic's website, available at http://www.advancedgeologic.com, in which it appears that Advanced Geologic staked the claims in September 2010, and then marketed the claims for sale. Along with purchase of such lode claims, Advanced Geologic appears to offer a Phase 1 Sampling Report for an additional cost. In this regard, Advanced Geologic's website discloses under "News" that a "Phase 1 Reconnaissance Sampling Report for the Montana de Oro 1-6 lode claims in Esmeralda County, Nevada, has been completed and is delivered to the new owner." Please revise your disclose as appropriate to reflect the nature of your relationship with Advanced Geologic.

Description of Property, page 11

15.   You disclose that you currently maintain your corporate offices at 1155 E. Twain Ave., Suite 108, Las Vegas, NV 89169, which is located in offices leased by an affiliate of Mr. Delahunte. We note that this address appears to correspond to AAA Mailbox Services, a mailbox rental and receiving service, and also a U-Haul rental facility. Please revise your disclosure to clarify the nature of your "current office space" and the activities you conduct in such space.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Plan of Operations for the Next Twelve Months, page 17

16.   You disclose that in addition to exploration costs you will incur salary expenses for Mr. Delahunte and Mr. Gano, which will total $54,000 for the year. Please explain this figure, when at present you only disclose under "Employment Agreements" on page 22 that commencing April 1, 2011 you have agreed to pay your President $1,000 month if funds are available, or if not, to then accrue such $1,000.

Directors, Executive Officers, Promoters and Control Persons, page 19

17.   You disclose that from 1989 to 2005 Mr. Delahunte worked for a variety of mining companies, including Orion Partners Ltd., Shado Mountain Gold and Kinney Limestone Ltd. Please specify the dates of Mr. Delahunte's business experiences as disclosed.

18.   You disclose that Mr. Gano "also brings a wealth of mining experience to the company" having worked for a number of producing mining companies in the past. Please specify the dates of his past employments as discussed, as well as the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Executive Compensation, page 20

19.   Please revise your table to present compensation by fiscal year end, and for each executive officer. See Item 402(n) of Regulation S-K.

Plan of Distribution, page 25

20.   Please replace all references to "Empire" in the last two paragraphs of the opening segment of this section, and also on pages 27 and 28, with the registrant's name, as appropriate.

Legal Matters, page 29

21.   Please provide the disclosure required by Item 401(f) of Regulation S-K, regarding the involvement of directors and executive officers in certain legal proceedings over the last ten years.

Financial Statements, page 30

22.   Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Going Concern, page F-7

23.   The working capital amount you disclosed, as of March 31, 2011, amounting to $8,857,
       does not mathematically correspond to the amount determined from your balance sheet,
       which appears to be a working capital deficit of $1,143.

Exhibit 3.2

24.   Please explain why this document is entitled "Bylaws of Cascade Corp. (Nevada)" when
       your name is otherwise disclosed as Cascade Springs Ltd.

Exhibit 5.1

25.   Please include an opinion of counsel in your next amendment.

Engineering Comments

Description of Business page 8

26.   Please forward to our engineer, as supplemental information and not as part of your
       filing, the geology report for your Montana de Oro Claims, pursuant to paragraph (c) of
       Industry Guide 7 and Rule 418(a) under the Securities Act of 1933. If possible please
       provide this information on a CD, formatted as Adobe PDF files. Please also provide the
       name and phone number for a technical person whom our engineer may call, if he has
       technical questions about your report.

       If you wish to have this supplemental material returned, please make a written request
       with the letter of transmittal. Please note that you may request the return of this
       information pursuant to the provisions of Rule 418(b). If there are any questions
       concerning the above request, please phone John Coleman, Mining Engineer at (202)
       551-3610.

27.   We note you disclose sample information in this section of your filing. In an appropriate
       section of your filing, provide a brief description of the QA/QC protocols including
       sample preparation, controls, custody, assay precision and accuracy as it relates to your
       exploration plans. This would apply to exploration and operational analytical procedures.
       In your response please indicate the location of this disclosure.

Description of Property page 12

28.   Please disclose the following information for each of your material properties regarding your land and mineral rights. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.
- A description of all interests in your properties, including the terms of all underlying agreements and royalties.
- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.
- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

29.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

30.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

31.   We note your statement that your claims consist of one contiguous 3 x 3 group. A 3 x 3 group implies that you have nine claims, yet you only disclose 6 claims. Please advise or revise.

Exploration History page 15

32.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the

right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

May Claims page 16

33.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

34.   Please expand your disclosure concerning the exploration plans for your May Claims as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.
- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
- Disclose how the exploration program will be funded.

Identify who will be conducting any proposed exploration work and disclose their qualifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551- 3863, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for any questions on engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        William B. Barnett, Esq.